Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158478

MACQUARIE CNL GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED JUNE 9, 2011

TO PROSPECTUS DATED APRIL 23, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 23, 2010, the Supplement No. One dated March 22, 2011 and the Sticker Supplement dated May 16, 2011. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “Macquarie CNL Global Income Trust” include Macquarie CNL Global Income Trust, Inc. and its subsidiaries.

This information is presented as of June 6, 2011.

RECENT DEVELOPMENTS

Pending Investments

On April 21, 2011 we entered into a purchase and sale agreement, with an effective date of April 25, 2011, for the acquisition of two Class A office buildings located in the Fort Worth, Texas metropolitan area. The properties are located along Interstate 35W and are within Fort Worth’s master planned AllianceTexas development, a 17,000 acre, mixed-used development community.

The seller of the first building, known as Heritage Commons III, is Heritage Commons III, LTD., a Texas limited partnership. The seller is not affiliated with us. The building, constructed in 2006, is situated on an approximately nine acre site and consists of two stories of approximately 119,000 rentable square feet. The building has four parking spaces per 1,000 rentable square feet for surface parking. Heritage Commons III is 100% leased to one tenant that is a global government services provider. There are approximately 7-1/2 years remaining under the lease, which may be renewed at the option of the tenant for two additional terms of five years each.

The seller of the second building, known as Heritage Commons IV, is Heritage Commons IV, LTD., a Texas limited partnership. The seller is not affiliated with us. The building, constructed in 2008, is situated on an approximately 10 acre site and consists of three stories of approximately 164,000 rentable square feet. The building has five parking spaces per 1,000 rentable square feet for surface parking. Heritage Commons IV is 100% leased to one tenant that is a full-service automotive finance company. There are approximately seven years remaining under this lease and the tenant has two renewal options of five years each.

The purchase price for Heritage Commons III is approximately $18.8 million, and the purchase price for Heritage Commons IV is $31 million, exclusive of closing costs. Upon entering into the purchase and sale agreement, we funded an initial escrowed earnest money deposit of $250,000, and funded a nonrefundable earnest money deposit of $500,000 upon expiration of the due diligence period on June 6, 2011. All deposits will be applied toward the purchase price of the second building. Assuming outstanding contingencies are satisfied and financing is obtained, we anticipate closing on the acquisition of Heritage Commons III in the second quarter of 2011 and the acquisition of Heritage Commons IV in the third quarter of 2011. We have the option to extend the closing of Heritage Commons IV to November 29, 2011 upon payment of an additional nonrefundable deposit of $500,000, for total nonrefundable earnest money deposits of $1,250,000. Assuming we close on the acquisition of the first building, if we do not subsequently acquire the second building for any reason other than the seller’s default, we will forfeit all earnest money deposited.

We anticipate that approximately $12.4 million of the purchase price for Heritage Commons III will be paid from the proceeds of a loan we are currently negotiating with JPMorgan Chase Bank, N.A., and the remaining portion and closing costs will be paid using proceeds from our current offering. We currently anticipate that approximately $11 million of the purchase price and closing costs for Heritage Commons IV will be paid using the proceeds from our current offering. We are negotiating with various lenders to obtain financing for the remaining portion of the purchase price. In connection with the acquisition of Heritage Commons III and Heritage Commons IV, we expect to pay our advisor, Macquarie CNL Global Income Advisors, LLC, estimated investment services fees of approximately $347,800 and $573,500, respectively.

As a result of the expiration of the due diligence period and the earnest money deposits becoming nonrefundable on June 6, 2011, and the approval of this transaction by our board of directors on June 1, 2011, we deem these properties probable of acquisition. However, each closing is subject to certain non-contractual contingencies such as the obtaining and/or finalization of acceptable financing and, with respect to the closing of Heritage Commons IV, our ability to raise sufficient offering proceeds by the closing date, and there can be no assurance that any or all contingencies will be satisfied and that either or both of the transactions will ultimately be completed on the terms set forth above or otherwise.

Dallas/Fort Worth is the fourth largest metro area in the country with an estimated population of 6.45 million residents, according to recent estimates by the U.S. Census Bureau. The Dallas/Fort Worth office market is the second largest office market in the U.S. with positive absorption rates for Class A properties. Based on its strong demographics, the fact that it is the headquarters for various Fortune 500 companies, and its stronger than average employment growth, we believe the Dallas/Fort Worth metroplex offers strong investment potential.

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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